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                                                                     EXHIBIT 4.3

                              CONSULTING AGREEMENT

THIS AGREEMENT (the "Agreement") is entered into on the 26th day of November, 2002, by and between Blaine Ruzycki, a Person having an office located at 412 22nd Avenue NE, Calgary, Alberta T2E 1T7 (hereinafter referred to as "the Vendor")

                                       and

IBIZ Technology Corp. a Florida corporation, having an office located 1919 West Lone Cactus Drive, Phoenix, Arizona 85021 (hereinafter referred to as "IBZT").

WHEREAS, IBZT is desirous of the Vendor performing certain services on its behalf as more specifically set forth on Appendix A attached hereto ("the Services") and made a part hereof;

WHEREAS, the Vendor desires to perform the services for IBZT; and

WHEREAS, the parties have agreed that the Vendor will provide the services according to the terms and conditions set forth in this agreement.

NOW THERFORE, THE PARTIES AGREE AS FOLLOWS:

1. APPOINTMENT
IBZT hereby appoints and engages the Vendor pursuant to the terms and conditions of this Agreement. Vendor accepts such appointment and agrees to perform the services described in Appendix A Attached hereto and made a part hereof ("the Services") upon the terms and conditions of this Agreement.

2.  ENGAGEMENT
IBZT engages Vendor to provide the services. Vendor accepts said engagement and agrees to provide the services to IBZT.

3. AUTHORITIES AND DESCRIPTION OF SERVICES
During the term of this Agreement, Vendor will furnish some or all of the services from time to time as requested by IBZT and agreed upon by the parties specifically, Vendor shall construct and host an interactive website for IBZT to describe the business of IBZT.

4. TERM OF AGREEMENT
This Agreement shall become effective upon execution hereof and shall continue thereafter and remain in effect for a period of Two (2) MONTHS.

5.  WHERE SERVICES SHALL BE PERFORMED
The services shall be performed by Vendor at any office location deemed appropriate by Vendor.

6.  DUTIES OF IBZT
IBZT shall supply Vendor on a regular and timely basis with all approved data and information about IBZT, its management, its products, and its operations and IBZT shall be responsible for advising Vendor of any facts which would affect the accuracy of any data and information previously supplied to Vendor by IBZT. IBZT shall contemporaneously notify Vendor if any information or data being supplied to Vendor has not been generally released or promulgated.


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IBZT acknowledges that the Vendor relying exclusively upon the information he receives from IBZT and IBZT acknowledges that it is responsible for the truthfulness of the information provided to the Vendor and therefore, IBZT agrees to indemnify, defend, release and hold harmless the Vendor, its Officers, Directors, Agents, Employees or Assigns from and against any losses, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and reasonable attorneys fees and disbursements) based upon, arising out of or otherwise resulting from Vendor entering into this agreement.

7. REPRESENTATION AND UNDERTAKINGS
IBZT shall be deemed to make a continuing representation of the accuracy of any and all material facts, material, information and data which it supplies to Vendor and IBZT acknowledges its awareness that Vendor will rely on such continuing representation in disseminating such information and otherwise performing its functions hereunder. Vendor, in the absence of notice in writing from IBZT, will rely on the continuing accuracy of material, information and data supplied by IBZT.

8. SURVIVAL OF REPRESENTATIONS
Notwithstanding any right of Vendor to investigate the affairs of IBZT and notwithstanding any knowledge of facts determined or determinable by Vendor pursuant to such investigation of right of investigation, Vendor has the right to rely without limitation upon the representations, warranties, covenants and agreements of IBZT contained in this Agreement. All such representations, warranties, covenants and agreements shall survive the execution and delivery hereof and the Closing hereunder for twelve (12) months following the Closing Date.

9. TERMINATION
This Agreement may be terminated by either party prior to the expiration of the term as follows:
         a. Upon the bankruptcy or liquidation of the other party; whether voluntary or involuntary;
         b.       Upon the other party taking the benefit of any insolvency law;
                  and/or
         c. Upon the other party having or applying for a receiver appointed for either party; and
         d.       Upon the breach of any representation by IBZT.

10. VENDOR AS INDEPENDENT CONTRACTOR
Vendor shall provide the services as an independent contractor, and not as an employee of IBZT or any Company affiliated with IBZT. Vendor has no authority to bind IBZT or any affiliate of IBZT to any legal action, contract, agreement, or purchase. Vendor is not entitled to any medical coverage, life insurance, savings plans, health insurance, or any and all other benefits afforded to IBZT employees.

11.  IBZT MAY ENGAGE IN CONFLICTING ACTIVITIES
IBZT acknowledges that Vendor does, and shall, represent and service other and multiple clients in the same manner as it does IBZT, and that IBZT is not an exclusive client of Vendor.

12.  AMENDMENTS
This Agreement may be modified or amended, provided such modifications or amendments are mutually agreed upon by and between the parties hereto and that said modifications or amendments are made in writing and signed by both parties.

13.  SEVERABILITY
If any provision of this Agreement shall be held to be contrary to law, invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is contrary to law, invalid or unenforceable, and that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

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14.  APPLICABLE LAW
This Agreement is executed pursuant to and shall be interpreted and governed for all purposes by the laws of the State of Florida for which the Courts in Broward County, Florida shall have jurisdiction. If any provision of this Agreement is declared void, such provision shall be deemed severed from this Agreement, which shall otherwise remain in full force and effect.

Notices           If to Vendor, to:       Blaine Ruzycki
                                          412 22nd Avenue NE,
                                          Calgary, Alberta T2E 1T7

                  If to IBZT              IBIZ Technology Corp.
                                          2238 West Lone Cactus Drive, Suite 200
                                          Phoenix, Arizona 85027
                                          Attention: Ken Schilling, President

15. INSUREMENT
This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives, successors, and assigns.

16. ASSIGNMENT
IBZT hereby grants the Vendor the right to assign any or all of its obligations incurred hereunder to any entity which is an affiliate of the Vendor and by this Agreement does hereby consent to any said Assignment upon the Vendor advising IBZT of said assignment in writing to IBZT's address for notice provided herein and that subsequent to said assignment IBZT's relationship with the Vendor is severed in its entirety provided however that IBZT is in no manner responsible for any further costs or expenses to said affiliate except for those said costs noted in this Agreement which have not been paid to the Vendor.

17. COMPENSATION
In consideration of Vendor performing the services, IBZT shall pay to Vendor Two Million (2,000,000) Shares of IBZT Common Stock registered on Form S-8 in the name of Blaine Ruzycki ("the Registerable Securities") in compliance with the 1933 Act and pursuant to Rule 415 under the 1933 Act. IBZT shall cause the Registration Statement to remain effective until all of the Registerable Securities have been sold. Prior to the filing of the Initial Registration Statement, IBZT shall furnish a copy of the initial Registration Statement to the Vendor.

18. AUTHORITY TO EXECUTE AND PERFORM AGREEMENTS
IBZT has the full legal right and power and all authority and approval required to enter into, execute and deliver this Agreement and to perform fully the obligations hereunder including approval by the Board of Directors of IBZT. This Agreement has been duly executed and delivered and is the valid and binding obligation of IBZT enforceable in accordance with its terms, except as may be limited by bankruptcy, moratorium, insolvency, or other similar laws generally affecting the enforcement of creditors' rights. The execution and delivery of this Agreement and the other agreements contemplated hereunder, and the consummation of the transactions contemplated hereby and thereby, and the performance by IBZT of this Agreement, in accordance with their respective terms and conditions, will not:

         (a) require the approval or consent of any foreign, federal, state, county, local, or other governmental or regulatory body or the approval or consent of any other person;
         (b) conflict with or result in any breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both would constitute) a default under any order, judgment, or decree applicable to IBZT, or any instrument, contract, or other agreement to which IBZT is a party or by or to which IBZT is bound or subject; or


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         (c)      result in the creation of any lien or other encumbrance on the assets or properties of IBZT.

BLAINE RUZYCKI


/s/ Blaine Ruzycki
------------------
By: Blaine Ruzycki

THE COMPANY


/s/ Ken Shilling
----------------
By: Ken Shilling, President


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                                   APPENDIX A
                                   ----------
                DETAILS OF THE WEBSITE SERVICES AND CONSTRUCTION
                ------------------------------------------------

Stages of development:

Stage One:  Planning
--------------------
THE VENDOR will obtain a basic understanding of the objectives of IBZT and what IBZT has already accomplished in the development of their current web presence. Under the direction of IBZT, THE VENDOR will define the basic goals, and mission behind the project. After completion, the following categories will be outlined with detailed explanation.

         o        A Schedule for Site Completion
         o        Basic Site Content
         o        Technical Arrangements (including photos)
         o        Site Architecture
         o        Hosting parameters

Stage Two:  Development
-----------------------
After agreeing and written authorization of plan, development will commence. Vendor will set aside space on a designated web server, and begin to layout the ideas and concepts discussed for the IBZT website. IBZT on a timely basis will approve photographs, illustrations, and Internet architecture. All back end issues will be addressed, and corrected, and the site is approved by IBZT before final publication.

Photographs of all products will be taken by Vendor under the direction of IBZT.

Stage Three: Implementation
---------------------------
The process of building the website according to its design is called `implementation'. During this process web designers create hypertext markup language (HTML), Common Gateway Interface (CGI) programs, Flash Development, and/or Java scripts and/or applets. The implementation process resembles software development because it involves using a specific syntax for encoding web structures or a programming language in a formal language in computer files. Although there are automated tools to help with the construction of HTML documents, a thorough grounding in HTML enriches the web implementers' expertise.

Stage Four: Testing
-------------------
After Vendor has implemented the website onto the Internet servers, the Vendor will begin a comprehensive review of aspects and traffic through the site ensuring that qualified hits will be at optimal levels. Cross platform testing will commence in this phase. All interactive components in the website will be subjected to a highly specialized group for pier testing. Testing will allow us to streamline and optimize the website for maximum efficiency.


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                     CUSTOMER RELATIONSHIP MANAGEMENT (CRM)

Will to develop a custom content management system for the IBZT website. This CRM system would apply to all areas of the proposed website as directed in the Website Architecture Plan (to be created). The CRM system will require a secure login in order to access it. The username and password is only known by IBZT and clients, thus allowing only you to modify the CRM website content. The system will be a smaller version of your public website and will contain such sections as Account Management, About Us and other account information. Each of these sections will have associated applications allowing you to modify site content. For example, under an "Account Management" section there would be a link to add a new account, edit an existing account and delete an account. This area will be custom developed for IBZT.

The CRM creation will contain a dynamic database to store searchable customer information. Easy to use forms will allow the required information be provided quickly so the order entry will occur without delay. As well, we will setup a dynamic system to give access and permission for customers and administrators for easy to use management tools, such as "E-minders" automatic system reminders for clients and management.

An integration of record keeping to any current record keeping system currently in place.

E-COMMERCE SOLUTIONS
Will create a secure online customer payment center for customer transactions. These e-commerce solutions will be integrated with the current accounting systems. It will enable your business to securely, conveniently, and cost-effectively send and receive payments online. We will build on the existing financial infrastructure of your bank accounts and credit cards to create a global, real-time payment solution.

CORPORATE PROFILING

A full creative design package including: company branding, logo, letterhead, business cards, brochures, website, CD-ROM's etc.

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